July 27, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn:Madeleine Mateo, Esq.

Re:Metropolitan Bank Holding Corp. (Registration No. 333-260532)

Post-Effective Amendment No. 2 (“Amendment No. 2”) to Registration Statement on Form S-3 (the “Registration Statement”)

Dear Ms. Mateo:

Set forth below are the comments from the Staff’s comment letter dated March 24, 2023, as well as the responses of Metropolitan Bank Holding Corp. (together with its subsidiaries, the “Company”) to those comments.

Post-Effective Amendment No. 2 to Registration Statement on Form S-3

General

1.

Please include a recent developments section to provide disclosure of any significant crypto asset market developments material to understanding or assessing your business, financial condition and results of operations, or share price since your last reporting period, including any material impact from the price volatility of crypto assets.

As of February 28, 2023, the filing date of the Post-Effective Amendment No. 2 to Registration Statement on Form S-3 (the “Amendment No. 2”), the Company had four active institutional crypto-asset related clients where the Company’s activities were limited to providing debit card, payment, and account services. The Company had no loans outstanding to any of these customers and has never held any crypto-assets for these customers or any other customers.

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July 27, 2023

Moreover, the Company did not hold, and has never held, crypto-assets on its balance sheet and does not market or sell crypto-assets to its customers. As of March 31, 2023, the four active institutional crypto-asset related clients comprised approximately 4% of the Bank’s deposits and 0% of the Bank’s outstanding loans, and accounted for approximately 2% of the Bank’s total revenues for the first quarter 2023.

Moreover, as disclosed in the Company’s Current Report on Form 8-K filed on January 10, 2023, which was incorporated by reference into Amendment No. 2, the Company announced that it would fully exit the digital currency business, commonly referred to as the crypto-asset related business, in 2023. This decision followed a review by the Board of Directors and management and reflected recent developments in the crypto-asset industry, material changes in the regulatory environment regarding banks’ involvement in the digital currency business, and a strategic assessment of the business case for the Company’s further involvement at this time. At that time, the Company announced that it expected minimal financial impact from the exit of this business, which has remained true throughout the first and second quarter of 2023.

The Company previously disclosed that it will fully exit its crypto-asset related business and that the Company expects minimal financial impact from the exit of this business. This prior disclosure is incorporated by reference into the Registration Statement. Additionally, as part of the July 20, 2023 press release announcing financial results for the second quarter 2023, the Company highlighted that it is completing the final exit from the crypto-related deposit vertical, and that only $58.1 million of crypto-related corporate and reserve deposits remained at the Company. Given the foregoing, the Company respectfully believes that a recent developments section regarding the crypto-asset business would not disclose any additional material information and is thus not appropriate to include in the Registration Statement.

2.

In your recent developments section please discuss, to the extent material, how the bankruptcies of certain crypto asset market participants, including Voyager Digital, and the downstream effects of those bankruptcies have impacted or may impact your business, financial condition, customers, and counterparties, either directly or indirectly. Clarify whether you have material assets that may not be recovered due to the bankruptcies or may otherwise be lost or misappropriated.

As discussed in response to Comment No. 1, as of February 28, 2023, the Company had immaterial relationships with four institutional crypto-asset related clients. As of March 31, 2023, the four active institutional crypto-asset related clients comprised approximately 4% of the Bank’s deposits, 0% of the Bank’s outstanding loans, and accounted for approximately 2% of the Bank’s total revenues for the first quarter 2023. As such, if such clients go bankrupt, the effects of such would not be material to the Company. Additionally, as the Company completes the process of exiting its digital

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currency business, the Company has experienced minimal financial impact from the exit of this business.

In fact, Voyager Digital’s bankruptcy had an immaterial impact on the Company. Following Voyager Digital’s bankruptcy in July 2022, the Company estimates that its deposits and revenue declined by approximately 7% and less than 1%, respectively. Effects of such deposit and revenue declines were reflected in the Company’s financial statements as of and for the year ended December 31, 2022.

As of March 31, 2023, the Company had no direct or indirect exposure to FTX, or any other crypto-asset market participant that entered into bankruptcy. As such, the Company does not have material assets that may not be recovered due to the bankruptcies of crypto-asset market participants or may otherwise be lost or misappropriated.

Respectfully, for the reasons outlined above, the Company believes that bankruptcies of certain crypto-asset market participants, including Voyager Digital, and the downstream effects of those bankruptcies, are not material to the Company’s business, financial condition, customers, and counterparties, either directly or indirectly. Accordingly, no revision to the disclosure in Amendment No. 2 is required in response to this comment.

3.

In your recent developments section please describe, if material to an understanding of your business, any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to:

●	Have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them.
●	Have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets.
●	Have the crypto assets of their customers unaccounted for.
●	Have experienced material corporate compliance failures.

Respectfully, for the reasons described in responses to Comment Nos. 1 and 2, including the fact that at March 31, 2023, the Company did not have any direct or indirect material exposures to any crypto-asset market participant that entered bankruptcy, and the Company had immaterial relationships with only four institutional crypto-asset related clients, the Company believes it is not material to an understanding of the Company’s business to describe any direct or indirect exposures to other counterparties, customers, custodians, or other participants in crypto asset markets known to: (i) have filed for bankruptcy, been decreed insolvent or bankrupt, made any assignment for the benefit of creditors, or have had a receiver appointed for them; (ii) have experienced excessive redemptions or suspended redemptions or withdrawals of crypto assets, (iii) have the crypto assets of their customers unaccounted for or (iv) have experienced material

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corporate compliance failures. Accordingly, no revision to the disclosure in Amendment No. 2 is required in response to this comment.

4.

In your recent developments section please discuss, to the extent applicable and material to an understanding of your business, any steps you take to safeguard your customers’ crypto assets and describe any policies and procedures that are in place to prevent self dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption.

Respectfully, for the reasons described in responses to Comment Nos. 1 and 2, including that the Company does not hold, and has never held, any of our customers’ crypto assets, the Company believes this comment is not applicable and not material to an understanding of the Company’s business and no revision to the disclosure in Amendment No. 2 is required in response to this comment.

Risk Factors, page 5

5.

To the extent material, discuss any reputational harm you may face in light of the recent disruption in the crypto asset markets. For example, discuss how market conditions have affected how your business is perceived by customers, counterparties, and regulators, and whether there is a material impact on your operations or financial condition.

The Company respectfully notes that it has already publicly disclosed a risk factor addressing certain risks applicable to the Company’s digital currency business, which risk factor is incorporated by reference into the Registration Statement. Further, for the reasons described in responses to Comment Nos. 1 and 2 above, including that the Company does not hold, and has never held, any of our customers’ crypto assets, the Company believes that adding another risk factor in Amendment No. 2 describing any reputational harm the Company may face in light of the recent disruption in the crypto asset markets would not describe additional material risks to the Company and is therefore not necessary.

6.

Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations.

Respectfully, for the reasons described in responses to Comment Nos. 1, 2 and 5, including that the Company only had immaterial relationships with four institutional crypto-asset related clients and the Company is in process of exiting this immaterial

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business, the Company believes this comment is not applicable and no revision to the disclosure in Amendment No. 2 is required in response to this comment.

7.	Describe any material risks you face related to the assertion of jurisdiction by U.S. and foreign regulators and other government entities over crypto assets and crypto asset markets.

Respectfully, for the reasons described in responses to Comment Nos. 1, 2 and 5, including that the Company only had immaterial relationships with four institutional crypto-asset related clients, the Company finalizing the process of exiting this immaterial business and the Company does not hold, and has never held, any of our customers’ crypto assets, the Company believes this comment is not applicable and no revision to the disclosure in Amendment No. 2 is required in response to this comment.

8.

To the extent applicable, describe any material risks related to safeguarding your, your affiliates’, or your customers’ crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

Respectfully, for the reasons described in responses to Comment Nos. 1 and 2, including that the Company does not hold, and has never held, any of our customers’ crypto assets (and as such, does not safeguard any crypto assets), the Company believes this comment is not applicable and no revision to the disclosure in Amendment No. 2 is required in response to this comment.

9.

To the extent material, describe any gaps your board or management have identified with respect to risk management processes and policies in light of current crypto asset market conditions as well as any changes they have made to address those gaps.

In light of the then-current crypto-asset market conditions, the Company’s board of directors and the Company’s management performed an assessment of the Company’s exposure to crypto-asset clients, which ultimately led to the decision in January 2023 to exit crypto-asset related businesses. Accordingly, no revision to the disclosure in Amendment No. 2 is required in response to this comment.

10.	To the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

●	Risk from depreciation in your stock price.
●	Risk of loss of customer demand for your products and services.
●	Financing risk, including equity and debt financing.
●	Risk of increased losses or impairments in your investments or other assets.

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●	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
●	Risks from price declines or price volatility of crypto assets.

Respectfully, for the reasons described in responses to Comment Nos. 1 and 2, including that the Company does not hold, and has never held, any of our customers’ crypto assets, and that the Company did not hold, and has never held, crypto-assets on its balance sheet and does not market or sell crypto-assets to its customers, the Company believes this comment is not applicable and not material to an understanding of the Company’s business and no revision to the disclosure in Amendment No. 2 is required in response to this comment.

* * * * *

We trust the foregoing is responsive to the Staff’s comments. We request that the Staff advise the undersigned at (212) 301-7880 or gsigrist@mcbankny.com if they have any further comments.

Respectfully,

By:/s/ Gregory A. Sigrist

Gregory A. Sigrist, Executive Vice

President and Chief Financial Officer

cc:	Mark R. DeFazio, President and Chief Executive Officer

Matthew Taylor, Duane Morris, LLP

Darrick Mix, Duane Morris, LLP